MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

April 19, 2017

Via EDGAR and E-mail

Edward Rubenstein, Senior Special Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Strategic Objectives Variable Universal Life Policy
Post-Effective Amendment No. 4 to
Registration Statement on Form N-6
File No. 333-206951

Protective Investors Choice Variable Universal Life Policy
Post-Effective Amendment No. 4 to
Registration Statement on Form N-6
File No. 333-194115

Dear Mr. Rubenstein:

On behalf of Protective Life Insurance Company (“Protective Life” or the “Company”) and on behalf of Protective Variable Life Separate Account, we are providing responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the Company’s internal and outside counsel in a teleconference on April 4, 2017.  We are transmitting this response letter (the “Letter”) in anticipation of filing with the Commission Post-Effective Amendment No. 5 (the “Amendments”) to each of the above-referenced Form N-6 Registration Statements for certain individual flexible premium variable and fixed life insurance policies (the “Policies”) under the Securities Act of 1933 (the “1933 Act”).  We are also transmitting revised disclosure for the Registration Statements in response to the Staff’s comments.

Each Amendment will incorporate changes made in response to the comments provided by the Staff.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

General Comments

1.                    Comment:  The Commission Staff notes that each post-effective amendment filing was granted Selective Review.

Response:  The Company acknowledges the Commission Staff comment.

2.                    Comment:  The Commission Staff notes that the Staff’s comments should be applied globally to the disclosure in each post-effective amendment filing.  To the extent a comment given with respect to a particular section of a prospectus in a post-effective amendment is applicable to disclosure in other sections of the prospectus or statement of additional information the comment should be interpreted as applying to those other sections of the registration statement as well.

Response:  The Company acknowledges the Commission Staff comment.

3.                    Comment:  The Commission Staff reminds the Company that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, actions, or absence of action by the Staff.  Please file as correspondence with the Commission via EDGAR and with the Staff via email the Company’s responses to the Commission Staff’s comments to the post-effective amendment filings and pages to the filings that reflect changed disclosure in response to the Staff’s comments.

Response:  The Company acknowledges the Commission Staff comment and has filed herein with the Commission via EDGAR and with the Staff via email the Company’s responses to the Staff’s comments and pages from the post-effective amendment filings that reflect changed disclosure to such comments.

Strategic Objectives VUL Policy Registration Statement Comments

4.                    Comment:  On page 5 of the prospectus to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 for the Protective Strategic Objectives Variable Universal Life Policy (the “Strategic Objectives Amendment”), the disclosure indicates that the ExtendCare 2017 Chronic Illness Accelerate Death Benefit Rider (“ExtendCare 2017 Rider”) is available for Policies issued on or after June 1, 2017.  The June 1 date is used elsewhere in the prospectus (see page 11) to refer to the availability of the ExtendCare 2017 Rider.  On page 49 of the prospectus, however, the prospectus states that the ExtendCare 2017 Rider is available with Policies issued only on or after May 1, 2017.  Please reconcile these dates.

Response:  The reference to May 1, 2017 on page 49 of the prospectus is an error.  The Company has modified the subject disclosure to refer to June 1, 2017.

5.                    Comment:  On page 5 of the prospectus to the Strategic Objectives Amendment, the disclosure states that, to qualify for accelerated Death Benefit payments under the ExtendCare 2017 Rider, the Insured must have a qualifying chronic illness “that is expected to last one year or more . . .”  However, the ExtendCare 2017 Rider filed as exhibit 27.4(m) with Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 for the Protective Investors Choice Variable Universal Life Policy (“Investors Choice Amendment”) and incorporated by reference as an exhibit to the Strategic Objectives Amendment states that the Insured will qualify for the accelerated Death Benefit payments if the Insured “will remain ill” for one year.  Please confirm the language in the ExtendCare 2017 Rider and reconcile the apparent inconsistency between the disclosure in the prospectus and the Rider.

Response:  The Company will revise the ExtendCare 2017 Rider to provide that to qualify for accelerated Death Benefit payments under the ExtendCare 2017 Rider, the Insured must have a qualifying chronic illness “that is expected to last one year or more.”

6.                    Comment:  On page 11 of the prospectus, please add a reference to footnote 9 on page 12 if it is applicable to the ExtendCare 2017 Rider as well as to the ExtendCare Rider.

Response:  The Company has added the reference to footnote 9 recommended by the Commission Staff.

7.                    Comment:  On page 12, please explain supplementally the basis for changing the guaranteed maximum charges in the fee table.  Do they represent a reduction in all cases?  If they do not, please identify the exemption on which the Company is relying to increase the maximum guaranteed charges.

Response:  The Company notes that the guaranteed maximum charges under the Policy have not changed and that guaranteed maximum charges identified in the fee table on pages 12 and 13 of the prospectus were marked solely because of formatting changes to the fee table.

8.                    Comment:  On page 49, the disclosure states that the ExtendCare 2017 Rider provides accelerated Death Benefit payments if the Insured has a “qualifying chronic illness.”  Please include disclosure explaining more specifically and fully what chronic illnesses qualify for accelerated Death Benefit payments.  In the alternative, include a cross-reference to a description of the chronic illnesses that qualify for the accelerated Death Benefit payments that appears elsewhere in the prospectus.  A cross-reference to the Rider is not sufficient.

Response:  The Company has added the disclosure recommended by the Commission Staff.

9.                    Comment:  On page 49, please explain specifically and fully who determines whether a chronic illness qualifies for the accelerated Death Benefit payment.

Response:  The Company has added the disclosure recommended by the Commission Staff.

10.             Comment:  Please consider revising the description of both the ExtendCare Rider and the ExtendCare 2017 Rider in plain English to more clearly explain the terms and conditions of the Riders.

Response:  The Company has revised the description of both the ExtendCare Rider and the ExtendCare 2017 Rider in conformity with plain English standards to more clearly explain the terms and conditions of the Riders.

11.             Comment:  The aforementioned comments apply to the Investors Choice Amendment to the extent applicable.

Response:  The Company acknowledges the Commission Staff comment and will make conforming changes to the prospectus to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 for the Protective Investors Choice Variable Universal Life Policy, as applicable.

* * * * *

We respectfully request that the Staff review this Letter and the revised disclosure as soon as possible.  If you have any questions regarding this Letter or the revised disclosure, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with the filings.

Sincerely,

/s/ Max Berueffy

Max Berueffy

cc:	Sally Samuel, Esq.
Brad Rodgers, Esq.
Thomas Bisset, Esq.